02076142

US SEC EXEMPTION
FILE NO. 82-3572

JG SUMMIT
HOLDINGS, INC.

43rd FLOOR ROBINSONS PCIBANK TOWER ADB AVE., COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 • FAX NO.: 633-9387 OR 633-9207

August 20, 2002

SEC MAIL RECEIVED SEP 18 2002 WASH., D.C. 155 SECTION PROCESSING

PROCESSED SEP 24 2002 THOMSON FINANCIAL

SUPPL

SECURITIES AND EXCHANGE COMMISSION
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.
20549 U.S.A.

Gentlemen:

Re: **JG Summit Holdings, Inc.**

In compliance with your requirement, this is to send you a copy of the following documents:

1. SEC Form 17-Q (Quarterly Report) for the Quarter Ended June 30, 2002;
2. Quarterly Report on Long Term Commercial Papers for the Quarter Ended June 30, 2002;
3. SEC Form 17-C dated July 30, 2002 re Comment on SEC Letter addressed to Mr. John Gokongwei, Jr. dated July 25, 2002;
4. Monthly Report on Long Term Commercial Papers for the month ended July 31, 2002;
5. SEC Form 17-C dated August 1, 2002 re Subsidiary's Acquisition of Shares;
6. SEC Form 17-C dated August 2, 2002 re Reply to SEC Letter dated July 19, 2002 re comments on Definitive Information Statement;
7. SEC Form 17-C dated August 14, 2002 re Election of Directors;
8. SEC Form 17-C dated August 14, 2002 re Election of Officers, Members of Executive Committee and Members of Advisory Board;
9. SEC Form 17-C dated August 14, 2002 re Press Release; and
10. SEC Form 17-C dated August 16, 2002 re Reply to PSE Letter dated August 13, 2002 requesting for chronology of events and names of people privy to First Pacific transaction.

Thank you very much.

dlw 9/19

Very truly yours,

JG Summit Holdings, Inc.

Emmanuel C. Rojas, Jr.
Corporate Secretary

Encl: a/s

/mhd/8/20/02

SEC Number 184044
File Number ______

JG SUMMIT HOLDINGS, INC.
AND SUBSIDIARIES

(Company's Full Name)

43rd Floor, Robinsons-Equitable Tower,
ADB Avenue corner, Poveda Road,Pasig City

(Company's Address)

633-76-31

(Telephone Number)

December 31, 2002

(Calendar Year Ending)

SEC FORM 17 – Q

Form Type

Amendment Designation (if applicable)

For the Quarter Ended
June 30, 2002

Period Ended Date

(Secondary License Type and File Number)

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-Q

QUARTERLY REPORT PURSUANT TO SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17(2)(b) THEREUNDER

1. For the quarterly period ended **June 30, 2002**

2. Commission identification number **184044**

3. BIR Tax Identification No **000-775-860**

JG Summit Holdings, Inc.

4. Exact name of registrant as specified in its charter

Pasig City, Philippines

5. Province, country or other jurisdiction of incorporation or organization

6. Industry Classification Code: [ ] (SEC Use Only)

CFC Bldg., E. Rodriguez Ave., Bagong Ilog, Pasig City **1600**

7. Address of registrant's principal office Postal Code

633-76-31

8. Registrant's telephone number, including area code

Not Applicable

9. Former name, former address and former fiscal year, if changed since last report

10. Securities registered pursuant to Sections 4 and 8 of the RSA

Title of each Class	Number of shares of common stock outstanding and amount of debt outstanding
Common Stock	**6,797,191,657**
Long Term Commercial Paper	**₱ 1,500,000,000**

11. Are any or all of the securities listed on the Philippine Stock Exchange?

Yes [/] No [ ]

12. Indicate by check mark whether the registrant:

(a) has filed all reports required to be filed by Section 11 of the Revised Securities Act (RSA) and RSA Rule 11(a)-1 thereunder and Sections 26 and 141 of the Corporation Code of the Philippines, during the preceding 12 months (or for such shorter period the registrant was required to file such reports)

Yes [/] No [ ]

(b) has been subject to such filing requirements for the past 90 days.

Yes [/] No [ ]

PART I--FINANCIAL INFORMATION

Item 1. Financial Statements.

The unaudited consolidated financial statements are filed as part of this Form 17-Q .

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations.

<u>Results of Operations</u>

Six Months Ended June 30, 2002 vs. June 30, 2001

JG Summit Holdings, Inc. posted a net income of P1.31 billion for the first half of the year 2002, lower by 12.0% from P1.49 billion net income reported for the same period last year. Telecommunications and airline businesses showed increased profits, however, these were offset by the decline of net profits in property, foods and textiles businesses, continued losses in petrochemical business, and a non-recurring loss on sale of its 20% stake in Toledo Power Corp. and certain equity securities. Without the non-recurring loss, net income would be P1.51 billion, higher by 1.6%.

JG Summit recorded consolidated revenues of P23.39 billion against last year's P19.28 billion. Revenues generated by the foods, telecommunications, textile and petrochemical businesses continue their steady growth. The full consolidation of Cebu Air, Inc., the Company's air transport business, also contributed to the increased revenues. The revenue growth was partially reduced by the drop in revenues of the property sector and electronics business and lower take-up of equity income.

Gross profit amounted to P10.98 billion from P9.76 billion, up by 12.5%. Operating expenses grew from P5.62 billion last year to P6.29 billion this year, or an 11.9% increase attributable primarily to the full consolidation of Cebu Air's accounts. Operating costs in other subsidiaries have been reduced in line with the Company's policy of cost efficiency and effectiveness.

Interest and other financing charges went up 20.7% to P2.68 billion from P2.22 billion. This increase is attributed to the additional borrowings made during the period. In February 2002, the Company issued a US$ 100 million, 4-year term, guaranteed notes to partially finance the Company's venture into the mobile phone business.

Net operating income improved by 4.7% from last year's P1.91 billion to this year's P2.00 billion.

Other income (expenses) account consists of, among others, provision for probable losses, amortization of deferred charges and goodwill and foreign exchange loss net of other income. This account decreased by 222.4% from the same period last year due primarily to additional provisions made and depreciation of peso against US dollar and a non-recurring loss from sale of Toledo Power and certain equity securities amounting to P202.2 million.

EBITDA (earnings before interest, taxes and depreciation and amortization charges) improved slightly by 2.5% from P7.08 billion in 2001 to P7.26 billion for the first half of 2002. Excluding the extraordinary loss, EBITDA would be P7.46 billion.

FOODS

URC posted consolidated net sales of P10.28 billion for the six months ended March 31, 2002, representing an increase of 11.8% over the same period last year. URC's gross margin increased by 7.59% compared to the same period last year to P2.98 billion. Income from operations rose to P1.11 billion, an equivalent of 10.98% increase. Net income for the period amounted to P718.8 million.

Branded consumer foods division posted sales value earnings growth of 10.5% at P7.77 billion, compared to the same period last year. Improvement in performance was a result of exciting marketing promotions and a series of aggressive advertising to further stabilize URC's already dominant position in key categories such as core snack, candy, chocolate and biscuit categories.

The Company's Agro-industrial business unit recorded net sales value of P1.46 billion, showing an impressive 22.1% increase in revenue value with the strong performance of the feeds business complemented by the consistent performance of the farms business.

URC's Commodity business unit ended with a sales value growth of 8.3% as commercial flour sales vaulted by a high 237%. Commercial sugar sales, on the other hand , were lower due to increased internal consumption as a result of increase in sales of candy, and various projects for Flour, Feeds and Sugar businesses.

PROPERTY

RLC recorded gross revenues of P887.85 million for the second quarter of fiscal year 2002, bringing up first half revenues to P1.67 billion, down by 3.3% from last year's P1.72 billion. Net income for the first half was P450.95 million compared to last year's P514.09 million.

The largest income contributor continues to be the Commercial Centers Division, accounting for P937.22 million of the first semester's real estate revenues as against last year's P725.97 million for the same period. The 29.1% increase is due to rental improvements from the Company's existing malls and excellent take-up of new malls which were completed last fiscal year: the Robinsons Place-Novaliches and Robinsons Place- Metro East. With the recent addition of two new malls during the first quarter, the Robinsons Place-Iloilo and Starmills-Pampanga, the Division's contribution this fiscal year is expected to further increase.

The High-Rise Building Division realized first half gross revenues of P254.71 million, down by 43.36% from P449.67 million of last year. However, it continues to enjoy recurring lease income from three of its office buildings (Galleria Corporate Center, Robinsons-Equitable Tower and Robinsons Summit Center at Ayala), all of which have become the choice corporate addresses of reputable multinational and domestic companies. Rental income from these three properties increased from P22.72 million to P31.55 million or an impressive increase of 38.88%. The Group is expecting to launch two new residential condominium projects in the coming fiscal year.

The Hotels Division, a major contributor to the Company's recurring revenues, reported gross revenues of P362.21 million for the first semester as against P389.31 million last year or a decrease of 6.96%. Despite the industry slump, the Company's hotels and apartelle continued to register satisfactory occupancy rates. Manila Galleria Suites averaged at 70%, the Manila Midtown Hotel at 48%, Cebu Midtown Hotel at 72%, and the Robinsons Apartelle in Mandaluyong at 35%.

RLC's housing subsidiaries, Robinsons Homes Inc. and Trion Homes Development Corp., reported revenues amounting to P112.99 million, as against last year's P159.61 million.

United Industrial Corporation Limited, a Singaporean listed company, of which the Company owns a 24.9% equity interest, reported a net income of SGD 37.16 million, a slight increase of 1.7% from last year's six months net income of SGD36.52 million.

TELECOMMUNICATIONS

DIGITEL's consolidated operating revenues for the six months ended June 30, 2002 amounted to P2,976.9 million. Despite the growth in international inpayment revenues by P277.7 million and higher line rental revenue by P100.3 million for the six months ended 2002 due to the continuing growth in the number of telephone lines connected driven by the company's aggressive and efficient sales and marketing initiatives, operating revenues posted a decrease of about 2.6% from P3,055.8 million for the six months ended June 30, 2001. Contributory factors to the decrease are lower domestic inbound traffic in 2002 coupled with a reduction in average settlement rate.

Consolidated operating expenses decreased to P2,297.3 million for the six months ended June 30, 2002, or a 6% decrease from P2,443.9 million for the six months ended June 30, 2001. The decrease is attributable to lower depreciation and amortization expense primarily due to fully depreciated assets by the end of 2001. This decrease was offset by (a) increase in rental of buildings and facilities, equipment and utilities arising from data business expansion; (b) higher employee-related expenses; (c) incremental outside service costs associated with DIGITEL's growth in subscribers, customer centers and network infrastructure; and (d) a higher provision for doubtful accounts.

As a result of the foregoing, DIGITEL posted a consolidated operating income of P679.7 million for the six months ended June 30, 2002, a 11% increase from P611.9 million for the same period in 2001.

Consolidated other charges-net (principally interest expense, net of interest income) amounted to P584.6 million for the six months ended June 30, 2002. This posted a 4% decrease from P610.1 million for the six months ended June 30, 2001, due to lower prevailing interest rates in 2002. As a result, consolidated pre-tax accounting income amounted to P95.1 million for the six months ended June 30, 2002 compared to P1.8 million for the six months ended June 30, 2001.

DIGITEL registered a net income of P65.7 million for the six months ended June 30, 2002, a substantial increase from P2.9 million for the six months ended June 30, 2001.

TEXTILES

Litton Mills, Inc. registered revenues of P959.6 million for the first half of the fiscal year, an improvement of 6.4% from last year's P902.1 million for the same period. The textile business showed a net loss of P52.3 million, a downturn from last year's P63.1 million net income. The negative result was due to lower sales volume and average selling price of woven fabric and yarn during the period as compared to same period last year.

PETROCHEMICALS

JG Summit Petrochemicals Corporation (JGSPC) posted net sales of P2.09 billion, up by 8.6% over the same period last year due to increased sales volume. Total sales reached 71,514 metric tons of combined polypropylene (PP) and polyethylene (PE) products. However, lower average selling price and increased cost of sales affected the gross profit as its gross profit rate dipped 12.7% from 17% to 15%. High operating costs and interest charges continue to inflict the bottomline as it registered a net loss of P460.0 million for the first half of the year.

AIR TRANSPORTATION

Cebu Air, Inc. (Cebu Pacific) generated operating revenues of P2.37 billion for the six months ended June 30, 2002, a 25.4% increase over last year's P1.89 billion for the same period. Cebu Pacific posted a net income of P326.1 million for the half of the year, a 34.8% increase from last year's income of P241.9 million. The noteworthy performance is attributable to higher passenger yield and increased load factor.

POWER GENERATION

First Private Power Corporation (FPPC), which owns 93.25% of Bauang Private Power Corp., posted revenues of P347.1 million and a net income of P338.7 million for the first half of the year. JG Summit has 20% interest in FPPC.

JG Summit's 20% stake in Toledo Power Company was sold on April 24, 2002.

Financial Position

June 30, 2002 vs. December 31, 2001

As of June 30, 2002, JG Summit's balance sheet remains robust with consolidated assets of P145.40 billion, a 2.9% growth from P141.28 billion as the end of 2001. Current ratio stood at 1.41:1 compared to 1.34:1 as of year-end 2001.

Cash and cash equivalents increased by 3.3% from P3.46 billion in December 31, 2001 to P3.58 billion as of June 30, 2002. Temporary cash investments, which consist mostly of investments in debt securities, also went up by 8.1%. Overall, cash and near-cash items (cash and cash equivalents and temporary cash investments) increased from P20.64 billion to P22.14 billion. The Company does not expect any liquidity problems that may arise in the near future.

The Company's principal sources of cash have been net cash provided by operating and financing activities. The Company's principal uses of cash have been the acquisition of additional plant, property and equipment in connection with the expansion programs of the Company's operating subsidiaries. As of June 30, 2002, the net cash provided by operating and financing

activities amounted to P4.71 billion and P161.8 million, respectively, while the net cash used in investing activities amounted to P4.76 billion.

Receivables grew 8.2% as trade receivables increase from P9.27 billion in December 2001 to P10.07 billion as of June 30, 2002. Finance receivables, which consist substantially of loans receivable of Robinsons Savings Bank, likewise increased from P1.55 billion in 2001 to P1.93 billion in June 2002.

Other current assets increased by 20.0% from P1.93 billion as of December 31, 2001 to P2.32 billion as of June 30, 2002 due mainly to increase in input taxes paid on importation of network equipment and prepayments on rental, taxes and other expenses.

Equity investments and advances decreased from P17.38 billion in December 2001 to P16.69 billion as of June 30, 2002 due to the sale of stake in Toledo Power Corporation. Equity earnings from affiliated companies for the six-month period amounted to P428.5 million.

Property, plant and equipment increased to P58.11 billion as of June 30, 2002 from P57.1 billion as of year-end 2001. DIGITEL's undertaking into the mobile phone business has intensified its capital infrastructure build-up and URC is currently expanding its packaging and flourmill plant facilities.

Accounts payable and accrued expenses increased by 30.9% due mainly to increased trade payables relative to increased cost of sales and the increase in deposit liabilities following the expansion of Robinsons Savings Bank branch network with its acquisition of 20 branches from ABN-AMRO Bank.

Notes payable went up 18.3% to P13.41 billion from 2001 year-end level of P11.34 billion. About 40% of these borrowings are hedged against the Company's temporary cash investments and the remaining portion is used for working capital.

Equipment related liability, including current portion, consist of suppliers' credit agreements of Digitel, amounted to P12.82 billion as of the first half of 2002 against P13.23 billion in year-end 2001. The decrease is attributed to loan maturity repayments during the period.

Long-term debt, including current portion, decreased by 2.9% from P33.65 billion as of year-end 2001 to P32.69 billion as the Company's US$ 119 million outstanding Medium Term Notes matured and was fully paid in May. As mentioned earlier, the Company issued a US$ 100 million medium-term guaranteed note in January 2002 and an additional borrowing from a local bank was made to finance the expansion of URC' packaging plant facilities. Total liabilities to equity ratio stood at 1.48:1.

Net debt stood at P36.78 billion and net debt to equity as of June 30, 2002 improved to 0.68:1 compared to 0.71:1 as of December 31, 2001.

For the year 2002, the Company's main capital expenditure (capex) program is focused on its three largest core businesses, namely, foods, telecommunications and property businesses. Total capex allocated for these three sectors amount to about P20 billion. These projects shall be funded through funds generated from operations and through outside fund-sourcing initiatives.

Stockholders' equity grew to P54.45 billion as of June 30, 2002 from P53.35 billion at the end of 2001. Book value per share as of June 30, 2002 was at P8.01.

As of June 30, 2002, the Company is not aware of any events and uncertainties that would have a material impact on the Company's net sales, revenues, and income from operations and future operations.

PART II – OTHER INFORMATION

NONE.

SIGNATURES

Pursuant to the requirements of the Securities Regulations Code, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

JG SUMMIT HOLDINGS, INC.

By:

JAMES L. GO
Chairman and Chief Executive Officer

LANCE Y. GOKONGWEI
President and Chief Operating Officer

CONSTANTE T. SANTOS
SVP - Corporate Controller

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In Thousands)

	June 30, 2002 (Unaudited)	December 31, 2001 (Audited)
ASSETS		
Current Assets		
Cash and cash equivalents	P3,577,533	P3,463,649
Temporary cash investments	18,565,740	17,180,156
Marketable securities	165,264	237,051
Receivables	15,664,458	14,477,520
Inventories (Note 2)	10,486,822	10,181,743
Other current assets	2,319,804	1,933,160
Total Current Assets	50,779,621	47,473,279
Equity Investments and Advances	16,686,886	17,377,135
Investments in Real Properties	14,000,587	13,266,709
Property, Plant and Equipment - net	58,114,123	57,051,387
Other Assets	5,820,617	6,115,271
	145,401,834	P141,283,781
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable and accrued expenses	P15,124,831	P11,550,358
Notes payable	13,411,170	11,340,488
Current portion of equipment-related liability (Note 3)	3,233,402	2,458,094
Current portion of long-term debt (Note 4)	1,335,366	8,040,790
Estimated land development costs	534,179	607,226
Income tax payable	329,694	416,473
Customers' deposits and other current liabilities	1,210,949	1,089,046
Total Current Liabilities	35,179,591	35,502,475
Maintenance Reserves	961,390	865,638
Equipment Related Liability (Note 3)	9,589,615	10,865,229
Long-Term Debt - net of current portion (Note 4)	31,353,690	25,610,696
Due to Affiliated Companies and Other Liabilities	3,170,833	3,004,229
Deferred Credits	426,266	630,893
Total Liabilities	80,681,385	76,479,160
Minority Interest in Consolidated Subsidiaries	10,269,799	11,450,714
Stockholders' Equity	54,450,650	53,353,907
	P145,401,834	P141,283,781

See accompanying Notes to Unaudited Consolidated Financial Statements.

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS
(In Thousands Except Per Share Amounts)

	Second Quarter		Six Months Ended June 30	
	2002	2001	2002	2001
REVENUES				
Foods	P4,740,772	P4,642,245	P10,282,585	P9,197,641
Real estate and hotels	888,400	825,277	1,667,690	1,719,873
Textiles	540,906	483,208	959,604	902,091
Petrochemicals	1,318,565	1,053,182	2,096,538	1,930,324
Air transportation	1,183,589	-	2,370,474	-
Electronics and supplementary businesses	242,773	193,945	408,230	434,995
Telecommunications	1,425,317	1,407,528	2,976,937	3,055,848
Interest, investment and other income	1,054,824	857,260	2,196,698	1,592,716
Equity in net earnings of unconsolidated subsidiaries	263,804	280,654	428,473	450,701
	11,658,950	9,743,299	23,387,229	19,284,189
COST OF GOODS SOLD	5,939,070	4,931,294	12,410,775	9,528,550
OPERATING AND OTHER EXPENSES	3,343,654	2,685,575	6,294,778	5,622,131
INTEREST AND OTHER FINANCING CHARGES	1,311,755	1,145,894	2,677,581	2,218,910
	10,594,479	8,762,763	21,383,134	17,369,591
NET OPERATING INCOME	1,064,471	980,536	2,004,095	1,914,598
OTHER INCOME (EXPENSES)	(58,792)	(78,346)	(150,934)	121,369
INCOME BEFORE INCOME TAX AND MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES	1,005,679	902,190	1,853,161	2,035,967
PROVISION FOR INCOME TAX	200,233	223,085	401,535	512,795
NET INCOME BEFORE MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES	805,446	679,105	1,451,626	1,523,172
MINORITY INTEREST IN NET INCOME (LOSS) OF SUBSIDIARIES	87,765	(12,820)	143,839	37,257
NET INCOME	717,681	691,925	1,307,787	1,485,915
RETAINED EARNINGS AT BEGINNING OF PERIOD	41,088,998	39,621,881	40,498,892	38,930,550
RETAINED EARNINGS AT END OF PERIOD	P41,806,679	40,313,806	P41,806,679	P40,416,465
EARNINGS PER SHARE (Note 5)	P0.11	P0.10	P0.19	P0.22

See accompanying Notes to Unaudited Consolidated Financial Statements.

Certain accounts on June 30, 2001 Unaudited Consolidated Financials Statements were restated to conform with the June 30, 2002 Unaudited Consolidated Financial Statements.

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months Ended June 30 2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Income before minority interest in net income of subsidiaries	P1,451,626	P1,523,172
Adjustments for:		
Depreciation and amortization	2,868,312	2,687,593
Interest expense	2,677,581	2,218,910
Interest income	(1,942,696)	(1,408,552)
Provision for doubtful accounts	106,694	145,552
Equity in net earnings of unconsolidated subsidiaries	(428,473)	(450,701)
Gain on sale/repurchase of investment securities		(121,369)
Minority interest in net income of subsidiaries	143,839	37,257
Operating income before working capital changes	4,876,883	4,631,862
Changes in operating assets and liabilities:		
Decrease (increase) in:		
Temporary cash investments	(1,385,584)	(2,879,506)
Marketable equity securities	71,787	75,093
Receivables	(780,787)	(1,751,949)
Inventories	(305,079)	(1,223,459)
Other current assets	(386,644)	(346,080)
Other assets	161,330	525,724
Increase (decrease) in:		
Accounts payable and accrued expenses	3,135,317	1,165,523
Income tax payable	(86,779)	117,211
Customers' deposits and other current liabilities	121,903	908,887
Maintenance reserve	95,752	-
Net cash generated from (used in) operations	5,518,099	1,223,306
Interest received	1,429,851	2,072,498
Interest paid	(2,238,425)	(2,475,638)
Net cash provided by (used in) operating activities	4,709,525	820,166
CASH FLOWS FROM INVESTING ACTIVITIES		
Net decrease (increase) in:		
Equity investment and advances	907,678	(565,347)
Property, plant and equipment	(4,653,518)	(4,244,086)
Investments in real properties	(806,925)	(275,291)
Increase (decrease) in deferred credits	(204,627)	(15,460)
Net cash provided by (used in) investing activities	(4,757,392)	(5,100,184)
CASH FLOWS FROM FINANCING ACTIVITIES		
Increase (decrease) in:		
Loans payable	2,070,682	1,085,083
Equipment related liability	(204,146)	-
Long-term debt	(402,796)	(1,863,279)
Due to affiliated companies and other liabilities	166,604	902,216
Minority interest in consolidated subsidiaries	(1,468,593)	(445,818)
Net cash provided by (used in) financing activities	161,751	(321,798)

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months Ended June 30	
	2002	2001
NET INCREASE (DECREASE) IN CASH CASH EQUIVALENTS	**P113,884**	(P4,601,816)
CASH, CASH EQUIVALENTS AT BEGINNING OF PERIOD	**3,463,649**	8,405,002
CASH, CASH EQUIVALENTS AT END OF PERIOD	**P3,577,533**	P3,803,186
	-	-

See accompanying Notes to Unaudited Consolidated Financial Statements.

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES STOCKHOLDERS' EQUITY

		June 30, 2002 (Unaudited)		December 31, 2001 (Audited)
Capital stock:				
Authorized - 14,400,800,000 shares				
Issued - 6,895,273,657 shares	P	6,895,274	P	6,895,274
Additional paid-in capital		5,961,714		5,961,714
Accumulated translation adjustment		508,831		719,875
Retained earnings		41,806,679		40,498,892
Treasury stock -at cost		(721,848)		(721,848)
	P	54,450,650	P	53,353,907

See accompanying Notes to Unaudited Consolidated Financial Statements.

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the Philippines (Philippine GAAP) and under the historical cost convention, except for property, plant and equipment which are carried at revalued amounts.

The preparation of financial statements in accordance with Philippine GAAP requires the Group to make estimates and assumptions that affect the reported amounts on income, expenses, assets and liabilities and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. Management believes that actual results will not be materially different from those estimates.

Principles of Consolidation

The unaudited consolidated financial statements as of and for the quarter ended June 30, 2002 and 2001 represent the consolidation of the financial statements of JG Summit Holdings, Inc. (the Parent Company) and the following subsidiaries directly and indirectly owned by the Parent Company:

Companies	2002	2001
Foods		
Universal Robina Corporation and Subsidiaries	84.18	82.76
Textiles		
Litton Mills, Inc.	100.00	100.00
Westpoint Industrial Mills Corporation	100.00	100.00
Real estate and Hotels		
Robinsons Land Corporation and Subsidiaries	88.00	88.00
Adia Development and Management Corporation	100.00	100.00
Telecommunications		
Digital Telecommunications Philippines, Inc. and Subsidiaries	51.86	51.92
International Capital and Financial Services		
JG Summit (Cayman), Ltd.	100.00	100.00
JG Summit Philippines Ltd. and Subsidiaries	100.00	100.00
JG Summit Capital Services Corporation and Subsidiaries	100.00	100.00
Express Holdings, Inc. and a Subsidiary	100.00	100.00
Multinational Finance Group Ltd.	100.00	100.00

Companies	2002	2001
Petrochemicals		
JG Summit Petrochemical Corporation	80.00	80.00
Air Transportation		
Cebu Air, Inc.	100.00	49.00
Electronics and Supplementary Businesses		
Cambridge Electronics Corporation	100.00	100.00
Premiere Printing Company, Inc.	100.00	100.00
Terai Industrial Corporation	100.00	100.00
Unicon Insurance Brokers Corporation	100.00	100.00
Hello Snack Foods Corporation	100.00	100.00
JG Cement Corporation	100.00	100.00
Cebu Pacific Manufacturing Corporation	100.00	100.00
Savannah Industrial Corporation	100.00	100.00

Under generally accepted accounting principles (GAAP), it is acceptable to use, for consolidation purposes, financial statements of subsidiaries for fiscal periods differing from that of the Parent Company if the difference is not more than three months. Subsidiaries in the following businesses have a financial year-end of September 30: foods, textiles, real estate and hotels, petrochemicals, and supplementary businesses, substantially all subsidiaries.

2. INVENTORIES

Inventories consist of:

		June 30, 2002 (Unaudited)		December 31, 2001 (Audited)
Finished Goods	P	1,915,482	P	1,554,281
Work in process		388,798		382,025
Raw materials		2,003,993		1,968,974
Poultry and hog breeder stock, market stock and by-products		550,578		561,990
Spare parts, packaging materials and other supplies		1,940,808		1,841,344
Subd. land & condominium units held for sale		2,339,268		2,326,675
Materials in transit		1,436,502		1,589,414
		10,575,429		10,224,703
Allowance for obsolescence		88,607		42,960
	P	10,486,822	P	10,181,743

Under the terms of the agreements covering liabilities under trust receipts, certain raw materials have been released to the Company in trust for the Banks. The Company is accountable to the banks for the value of the trusteed raw materials.

3. EQUIPMENT RELATED LIABILITY

This account consists of:		June 30, 2002 (Unaudited)		December 31, 2001 (Audited)
Suppliers' credit agreements with maturities from 2001 to 2007, at interest rates of 1.5% to 2% over 180-day London Interbank Offered Rate (LIBOR)	P	12,657,839	P	13,167,274
Suppliers' credit payable semi-annually up to 2002, at interest rate of 1.5% over 90-day LIBOR		165,178		156,049
		12,823,017		13,323,323
Less current portion		3,233,402		2,458,094
	P	9,589,615	P	10,865,229

4. LONG-TERM DEBT

Long-term debt is summarized as follows:

		June 30, 2002 (Unaudited)		December 31, 2001 (Audited)
Foreign currencies				
Convertible Bonds Due 2003 amounting to US$300 million with interest at a rate of 3 1/2%	P	5,354,768	P	5,476,504
US$200 million 8% Notes Due 2002		-		6,035,066
US$200 million 8.375% Notes Due 2004		3,831,968		3,919,084
US$100 million 8 3/8% Notes Due 2006		2,719,687		2,733,100
US$ 50 million Term Loan Facility Due 2006, put 04		2,527,050		2,584,500
US$ 52.3 million Floating Rate Note Due 2006		2,643,294		2,703,387
US$ 100 million 9.25% Notes Due 2006		5,054,100		-
Various borrowings from banks with maturities from 2001 to 2005, at interst rates of 1.5% to 2% over 180-day LIBOR		2,761,068		3,389,657
Various loans from foreign banks, payable in sixteen semi-annual installments at interest rates determined on a quarterly basis		2,641,528		2,482,746
		27,533,464		29,324,044
Philippine Pesos				
Capital lease obligation		2,579,134		2,747,123
Long-term commercial paper maturing 2001 and 2003. Interest payable quarterly at the rate agreed upon with the creditors		1,500,000		1,500,000
Philippine Sugar Corporation, restructured loan payable in twenty five equal annual amortizations		76,458		80,319
Borrowing from a local bank		1,000,000		-
		5,155,592		4,327,442
		32,689,056		33,651,486
Less current portion		1,335,366		8,040,790
	P	31,353,690	P	25,610,696

5. Earnings Per Share

The following table presents information necessary to calculate EPS as of June 30, 2002 and 2001:

	Three Months Ended June 30		Six Months Ended June 30	
	2002	2001	2002	2001
Net income	P 717,681	P 691,925	P 1,307,787	P 1,485,915
Add interest expense on convertible bonds	183,158	68,853	273,518	134,528
Net income applicable to common stock	P 900,839	P 760,778	P 1,581,305	P 1,620,443
Weighted average number of common shares	6,797,191,657	6,797,191,657	6,797,191,657	6,797,191,657
Potential common shares on convertible bonds	214,748,992	286,043,492	214,748,992	286,043,492
Common and potential common shares from assumed conversion	7,011,940,649	7,083,235,149	7,011,940,649	7,083,235,149
Earnings per share				
Basic	P 0.11	P 0.10	P 0.19	P 0.22
Diluted	P 0.13	P 0.11	P 0.23	P 0.23

As of June 30, 2002 and 2001 the assumed conversion of convertible bonds is anti-dilutive.

6. BUSINESS SEGMENT INFORMATION

The industry segments where the Group operates are as follows:

a. Food, agro-industrial and commodities businesses
b. Property development and hotel management
c. Telecommunications
d. Textiles
e. Petrochemicals
f. International Capital and financial services
g. Air transportation
h. Other supplementary businesses

Financial information about the operations of these business segments as of June 30 is summarized as follows:

	REVENUES		ASSETS		NET ASSETS	
	2002	2001	2002	2001	2002	2001
Foods	P 10,282,585	P 9,197,641	P 35,645,783	P 30,595,015	P 15,998,241	P 14,623,081
Telecom	2,976,937	3,055,848	35,930,478	34,817,953	5,738,178	5,783,809
Petrochemicals	2,096,538	1,930,324	11,079,477	11,264,662	408,604	1,297,403
Air transportation	2,370,474	-	2,365,137	1,549,158	404,888	311,609
Real estate & hotels	1,667,690	1,719,873	18,992,381	14,550,233	9,784,144	9,160,554
Textiles	959,604	902,091	3,435,001	3,526,831	2,060,214	1,838,526
Other supplementary business	408,230	434,995	1,487,263	1,581,324	(98,759)	(82,579)
Parent/International, capital & financial services	2,625,171	2,043,417	36,466,314	33,226,869	20,155,140	19,350,375
	P 23,387,229	P 19,284,189	P 145,401,834	P 131,112,045	P 54,450,650	P 52,282,778

7. APPROPRIATIONS

In April 2002, the Parent Company's Board of Directors, approved to appropriate P8.83 billion from its unrestricted retained earnings for the following:

Appropriation for JG Summit Philippines, Ltd. 02 Note under the Global Medium Term Note Program	P 7,327,316
Appropriation for Parent Compnay's long-term commercial papers maturing in 2003	1,500,000
	P 8,827,316

JG SUMMIT HOLDINGS, INC. & SUBSIDIARIES
AS OF JUNE 30, 2002
(IN THOUSAND PESOS)

Schedule I

AGING OF TRADE PAYABLE

	TOTAL	UP TO SIX MONTHS	OVER SIX MONTHS TO ONE YEAR	OVER ONE YEAR
Trade Payable	7,264,671	6,713,420	371,823	179,428

Schedule II

AGING OF RECEIVABLES

	TOTAL	UP TO SIX MONTHS	OVER SIX MONTHS TO ONE YEAR	OVER ONE YEAR
TRADE RECEIVABLES	11,355,300	8,722,233	1,022,066	1,611,001
Less: Allowance for doubtful accounts	(1,287,217)	-	(236,189)	(1,051,028)
NET TRADE RECEIVABLES	10,068,083	8,722,233	785,877	559,973
NON-TRADE RECEIVABLES	-			
Finance receivables	1,928,757	1,928,757		
Others	3,667,618	2,099,672	1,567,946	
	5,596,375	4,028,429	1,567,946	-
NET RECEIVABLES	15,664,458	12,750,662	2,353,823	559,973

SEC NUMBER 184044
FILE NUMBER ____________

JG SUMMIT HOLDINGS, INC

CFC BUILDING, E. RODRIGUEZ AVENUE
BAGONG ILOG, PASIG CITY

633-76-31

DECEMBER 31, 2001

QUARTERLY REPORT ON LONG-TERM COMMERCIAL PAPERS

FOR THE QUARTER ENDED JUNE 30, 2002

Quarterly Report on Commercial Paper

JUNE — 2002
Month — Year

Name of Registrant:
JG SUMMIT HOLDINGS, INC.

Address:
CFC Building, E. Rodriguez Avenue, Bagong Ilog, Pasig City

Tel. No.: **633-76-41**
Industry classification: **INVESTMENT HOLDING**

1. Quarterly Business Profile:

   1.1 New line of business engaged in by the firm. **NONE**

   1.2 New Parents/ Subsidiaries/ Affiliates of the firm. **NONE**

   1.3 New projects/ investments undertaken by the firm. **NONE**

   1.4 Changes in the composition of the board of directors and principal officers of the corporation as stated in the registration statements. **NONE**

   1.5 Changes in the list of top 20 stockholders and their holdings as indicated in the registration statement. **NONE**

   1.6 Changes in the selling agreement / underwriting agreement. **NONE**

   1.7 Changes in the bank committed credit line as specified in the registration agreement. **NONE**

   1.8 Development of pending legal cases other than routinary cases to which the registrant is a party dependent. **NONE**

2. Quarterly Financial Profile:

   2.1 Utilization of proceeds from the sale of commercial papers:

   2.1.1 Short - Term Commercial Papers **NONE**
   2.1.2 Long - Term Commercial Papers - **The ₱1.5 Billion proceeds from the sale of long term commercial paper was used for permanent working capital.**

2.2 Aging of Commercial Papers/ Bills Payable

	Total	Up to Six Months	Over 6 Months to One Year	Over One Year	Past Due
	(IN THOUSANDS OF PESOS)				
2.2.1 Registered					
a) Short term		**NONE**			
b) Long term	**₱1,500,000**	**₱1,500,000**			

	Total	Up to Six Months	Over 6 Months to One Year	Over One Year	Past Due
	(IN THOUSANDS OF PESOS)				
2.2.2 Exempt					
a) 4 (e)		**NONE**			
b) 7 (f)		**NONE**			

2.2.3 Trade Payable and Accrued Expenses **(See Schedule I)**

2.2.4 Others (Specify)

2.3 Aging of Receivables

2.3.1 Trade Receivables

2.3.2 Accounts Receivable **(See Schedule II)**

2.3.3 Others (Specify)

2.4 Contingent liabilities incurred by the registrant (State in lump sum) **NONE**

2.5 Additional assets encumbered by the registrant. **NONE**

2.6 Attached copy of unaudited balance sheet and income statement as of the end of a quarter certified under oath by the Chairman and Comptroller.

I hereby certify that all the information set forth in the above are true and correct to the best of my own knowledge.

PCI CAPITAL CORPORATION

JG SUMMIT HOLDINGS, INC.

ELEANOR M. HILADO ERLASTER C. SOTTO

JAMES L. GO
Chairman

REPUBLIC OF THE PHILIPPINES)
IN THE CITY OF IN QUEZON CITY M.M.) S. S.

SUBSCRIBED AND SWORN to before me this AUG 14 2002, 2001 the above affiant exhibited to me his/her Community Tax Certificate No. 15082309 issued at Pasig City on January 31, 2002.

Doc. No. 749
Page No. 80
Book No. 108
Series of 02

JOEL C. CORDOLA
Notary Public
Until December 31, 2002
PTR No. 2846657, 1/02/02, Q.C.

JG SUMMIT HOLDINGS, INC. & SUBSIDIARIES
AS OF JUNE 30, 2002
(IN THOUSAND PESOS)

Schedule I

AGING OF TRADE PAYABLE

	TOTAL	UP TO SIX MONTHS	OVER SIX MONTHS TO ONE YEAR	OVER ONE YEAR
Trade Payable	7,264,671	6,713,420	371,823	179,428

Schedule II

AGING OF RECEIVABLES

	TOTAL	UP TO SIX MONTHS	OVER SIX MONTHS TO ONE YEAR	OVER ONE YEAR
TRADE RECEIVABLES	11,355,300	8,722,233	1,022,066	1,611,001
Less: Allowance for doubtful accounts	(1,287,217)	-	(236,189)	(1,051,028)
NET TRADE RECEIVABLES	10,068,083	8,722,233	785,877	559,973
NON-TRADE RECEIVABLES	-			
Finance receivables	1,928,757	1,928,757		
Others	3,667,618	2,099,672	1,567,946	
	5,596,375	4,028,429	1,567,946	-
NET RECEIVABLES	15,664,458	12,750,662	2,353,823	559,973

JG SUMMIT HOLDINGS, INC.

43rd FLOOR ROBINSONS PCIBANK TOWER ADB AVE., COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 • FAX NO.: 633-9387 OR 633-9207

We, the undersigned do hereby solemnly swear, that all matters set forth in the attached Financial Report of JG Summit Holdings, Inc. for the quarter ended June 30, 2002, are true and correct to the best of our knowledge and belief.

CONSTANTE T. SANTOS
SVP - Corporate Comptroller

JAMES L. GO
Chairman

AUG 14 2002

SUBSCRIBED and SWORN to before me this ____________ day of ____________ in IN QUEZON CITY M.M., affiant exhibited to me her/his Community Tax Certificate No. 15082309 issued at Pasig City on Jan.31, 2002.

JOEL C. CORDOLA
Notary Public
Until December 31, 2002
PTR No. 2846657, 1/02/02, Q.C.

Doc. No. 370
Page No. 75
Book No. 148
Series of 02

FILE

PSE Code HO-180

COVER SHEET

				1	8	4	0	4	4

S.E.C. Registration Number

JG SUMMIT HOLDINGS, INC.

(Company's Full Name)

43/F ROBINSONS-EQUITABLE
TOWER, ADB AVE. COR. POVEDA ST
ORTIGAS CENTER, PASIG CITY

(Business Address: No. Street City/Town /Province)

EMMANUEL C. ROJAS, JR. Corporate Secretary	633-7631 to 40
Contact Person	Company Telephone Number

1 2	3 1		Second Thursday of June
Month	Day	FORM TYPE	Month Day

Fiscal Year

(Comment on SEC Letter addressed to Mr. John Gokongwei, Jr. dated July 25, 2002)

N/A

Secondary License Type, If Applicable

	N/A
Dept. Requiring this Doc.	Amended Articles Number/Section

Total Amount of Borrowings

	N/A	N/A
Total No. of Stockholders	Domestic	Foreign

To be accomplished by SEC Personnel concerned

File Number

LCU

Document I.D.

Cashier

STAMPS

Remarks : pls. use black ink for scanning purposes

JG SUMMIT
HOLDINGS, INC.
43rd FLOOR ROBINSONS EQUITABLE TOWER ADB AVE. COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 FAX NO.: 633-9387 OR 633-9207

July 30, 2002

HONORABLE LILIA R. BAUTISTA
Chairperson
Securities and Exchange Commission
SEC Building
EDSA, Mandaluyong City

Dear Chairperson Bautista,

The counsel of Mr. John Gokongwei, Jr. has referred to us for comment/explanation of a portion of your letter addressed to Mr. Gokongwei dated July 25, 2002 relative to the Memorandum of Agreement (MOA) dated July 4, 2002 between First Pacific Company Limited and the Gokongwei Group, (hereinafter "Transaction"), which reads as follows:

> *Today, JG Summit disclosed that per its Board of Directors' resolution on July 24, 2002, it will not participate in the subject transaction at this time. The Board however instructed its management to continue evaluating the merits of participating in the transaction x x x." This indefinite and open option on the part of JG Summit and the aforementioned actuation on your part may have created an atmosphere of uncertainty, in the minds of the investors and a suspicion that there is something afoot which has not been disclosed.*

The Board of Directors of JG Summit in its Board Resolution adopted on July 24, 2002 affirmed its decision not to participate in the transaction at this time in view of the pending unresolved issues in the said Transaction. When it instructed management to continue evaluating the merits of participating in the Transaction, it was never intended to create an atmosphere of uncertainty among investors. The statement regarding the "suspicion that there is something afoot which has not been disclosed" is certainly most unfortunate. It is precisely our Company's desire to be fully transparent and to alert the public that its Board required management to evaluate the merits of the Transaction so that the Company can make a proper decision at the appropriate time. And this is precisely the reason why the Board has decided to likewise disclose to your Office about the foregoing management instruction so that our Company cannot later on be accused of withholding material information. Thus, far from not disclosing "something afoot," the Board in said Resolution fully disclosed all relevant information to your Office.

Thank you very much. With our warmest regards.

Very truly yours,

JG SUMMIT HOLDINGS Inc.

By:

JAMES L. GO
Chairman & CEO

SEC NUMBER 184044
FILE NUMBER ___________

JG SUMMIT HOLDINGS, INC

CFC BUILDING, E. RODRIGUEZ AVE.
BAGONG ILOG, PASIG CITY

633-76-31

DECEMBER 31, 2001

MONTHLY REPORT ON LONG-TERM COMMERCIAL PAPERS

FOR THE MONTH ENDED JULY 31, 2002

MONTHLY REPORT ON LONG-TERM COMMERCIAL PAPERS

Month: July **Year: 2002**

Name of Registrant JG SUMMIT HOLDINGS, INC. Address:	Industry Classification: INVESTMENT HOLDING Tel. No.:
CFC Building, E. Rodriguez Avenue, Bagong Ilog, Pasig City	633-76-31
SHORT - TERM Type of Registration:	LONG-TERM Condition for Registration:
( ) a. Ordinary ( ) b. Special ( ) w/ CCL ( ) w/o CCL	( ) a. Collateral (x) b. Debt to Equity Ratio ( ) c. Financial Ratios ( ) d. Exempt from registration
Name of Selling Agent:	Name of Underwriter:
NOT APPLICABLE Address:	Lead Underwriter: PCI CAPITAL CORPORATION Sub-Underwriters: SYNDICATE Address:
NOT APPLICABLE Tel. No.	No. 1 PCIBank Tower, Makati Avenue corner H.V. dela Costa Street City of Makati Tel. No.
NOT APPLICABLE SEC Order No.	817-45-26 SEC Order No.
NOT APPLICABLE Date Granted:	LT 000055 Date Granted: February 29, 1996
Expiry Date: Committed Credit Line:	Expiry Date: February 28, 1997
a. Financial Institutions: NOT APPLICABLE b. Amount: NOT APPLICABLE	

I. Commercial Paper Issuances: Indicate the company's availments in the following order: a. Short-Term b. Long-Term

1a. Registered Commercial Papers: (SHORT-TERM)

Name of Company	Issuances During the Month (Amount)	Interest Rate	Issue Date	Maturity Date	Indicate whether Negotiable or Non-Negotiable	Serial Number	Outstanding Balance as of Month End
		N	O	N	E		

1b. Registered Commercial Papers: (LONG-TERM)

Name of Company	Issuances During the Month (Amount)	Interest Rate	Issue Date	Maturity Date	Indicate whether Negotiable or Non-Negotiable	Serial Number	Outstanding Balance as of Month End
		SEE	ATTACHED	SCHEDULE			P1,500,000,000

2. Exempt per se Commercial Papers: (Includes all non-negotiable/non-assignable PNs issued under SEC. 4(a) of the New Rules on Registration of Short-term Commercial Papers).

Name of Company	Issuances During the Month (Amount)	Interest Rate	Issue Date	Maturity Date	Indicate whether Negotiable or Non-Negotiable	Serial Number	Outstanding Balance as of Month End
		N	O	N	E		

II. Drawdown on Committed Credit Line:

Name of Financial Institutions	Drawdown during the Month	Total To-Date
	N O N E	

I hereby certify that all the information set forth in the above report are true and correct of my own knowledge.

NOTED BY:

BPI STOCK TRANSFER	PCI CAPITAL CORPORATION	JG SUMMIT HOLDINGS, INC.
ISABELITA C. ERJAS	ELEANOR HILADO / GABRIEL LIM	JAMES L. GO Chairman

REPUBLIC OF THE PHILIPPINES)
IN THE CITY OF ~~QUEZON CITY~~ IN M.M.

SUBSCRIBED AND SWORN TO before me this AUG 0 9 2002 day of ______, 2002 the above affiant exhibiting to me his/her Community Tax Certificate No 15082309 issued at Pasig City on Jan. 31, 2002.

JOEL G. GORDOLA
Notary Public
Until December 31 2002
PTR No. 2846657, 1-02-02, C.C.

Doc. No. 417
Page No. 90
Book No. 106
Series of 02

JG SUMMIT HOLDINGS, INC.
Schedule of Registered Commercial Paper Issuances (Long-Term)
July 31, 2002

TRANCHE I

Name of LTCP Holder	SERIES B Maturity Date	Interest Rate	Amount
1. Citibank NA (Manila) Trust in behalf various accounts	April 10, 2003	6.020%	P 4,400,000
2. Board of Trustees of PERAA - D	April 10, 2003	6.020%	900,000
3. PCI Capital Corporation	April 10, 2003	6.020%	22,500,000
4. Phil. Commercial International Bank	April 10, 2003	6.020%	45,000,000
5. United Coconut Planters Bank	April 10, 2003	6.020%	55,800,000
6. BPI Capital Corporation	April 10, 2003	6.020%	9,000,000
7. International Capital Corporation	April 10, 2003	6.020%	4,500,000
8. Phil. Commercial Capital Corporation	April 10, 2003	6.020%	9,000,000
9. Citytrust Banking Corporation	April 10, 2003	6.020%	9,000,000
10. Corporate Investment Phils., Inc.	April 10, 2003	6.020%	3,000,000
11. China Banking Corporation	April 10, 2003	6.020%	18,000,000
12. Equitable PCI Bank Trust as Investment Mgr. of Ret. Gratuity Fund of Philex Mining Corp.	April 10, 2003	6.020%	30,000,000
13. Equitable PCI Bank Trust as Investment Mgr. of Norkis Group of Companies Retirement Plan	April 10, 2003	6.020%	2,000,000
14. Equitable PCI Bank Trust as Investment Mgr. of Provident Fund Plan of the Southeast Asian Fisheries Dev't Center Aquaculture Dept.	April 10, 2003	6.020%	1,000,000
15. Equitable PCI Bank Trust as Investment Mgr. of Phil. Rural Reconstruction Movement	April 10, 2003	6.020%	2,000,000
16. Equitable PCI Bank Trust for Various Trust Accts.	April 10, 2003	6.020%	1,000,000
17. FEB Investments, Inc.	April 10, 2003	6.020%	36,000,000
18. AB Capital and Investment Corp.	April 10, 2003	6.020%	5,400,000
19. First Metro Investment Corporation	April 10, 2003	6.020%	36,000,000
20. AIM-Scientific Research Foundation	April 10, 2003	6.020%	3,000,000
21. AIM-Jose B. Fernandez Fund	April 10, 2003	6.020%	3,000,000
22. AIM Building Fund	April 10, 2003	6.020%	3,000,000
23. Coca Cola Retirement Plan	April 10, 2003	6.020%	5,400,000
24. Union Bank of the Philippines	April 10, 2003	6.020%	36,000,000
25. Penta Capital Investment Corp.	April 10, 2003	6.020%	4,500,000
26. Land Bank of the Philippines	April 10, 2003	6.020%	34,500,000
27. ABCIC-TID FAO: Board of Trustees of PERAA - E	April 10, 2003	6.020%	6,000,000
28. Deutsche Bank	April 10, 2003	6.020%	4,600,000
29. Metropolitan Bank and Trust Co.	April 10, 2003	6.020%	54,000,000
30. Yolanda M. Uy	April 10, 2003	6.020%	500,000
31. Benjamin S. Pua	April 10, 2003	6.020%	1,000,000
TOTAL TRANCHE I			P 450,000,000

JG SUMMIT HOLDINGS, INC.

Schedule of Registered Commercial Paper Issuances (Long-Term)

July 31, 2002

TRANCHE II

Name of LTCP Holder	SERIES B		
	Maturity Date	Interest Rate	Amount
1. Citibank NA (Manila) Trust in behalf various accounts	May 8, 2003	5.549%	P 41,300,000
2. Citibank NA (Manila) Trust FAO MIFE	May 8, 2003	5.549%	1,000,000
3. Board of Trustees of PERAA - D	May 8, 2003	5.549%	1,050,000
4. PCI Capital Corporation	May 8, 2003	5.549%	26,250,000
5. Phil. Commercial International Bank	May 8, 2003	5.549%	52,500,000
6. United Coconut Planters Bank	May 8, 2003	5.549%	65,100,000
7. BPI Trust	May 8, 2003	5.549%	10,500,000
8. International Capital Corporation	May 8, 2003	5.549%	9,500,000
9. Citytrust Banking Corporation	May 8, 2003	5.549%	10,500,000
10. Corporate Investment Phils., Inc.	May 8, 2003	5.549%	5,000,000
11. China Banking Corporation	May 8, 2003	5.549%	21,000,000
12. Equitable Banking Corporation	May 8, 2003	5.549%	27,000,000
13. FEB Investments, Inc.	May 8, 2003	5.549%	42,000,000
14. Global Business Bank	May 8, 2003	5.549%	6,000,000
15. AB Capital and Investment Corp.	May 8, 2003	5.549%	15,000,000
16. First Metro Investment Corporation	May 8, 2003	5.549%	42,000,000
17. Land Bank of the Philippines	May 8, 2003	5.549%	44,500,000
18. CCBPI Retirement Plan	May 8, 2003	5.549%	6,300,000
19. Union Bank of the Philippines	May 8, 2003	5.549%	30,000,000
20. Penta Capital Investment Corp.	May 8, 2003	5.549%	5,250,000
21. Metropolitan Bank and Trust Co.	May 8, 2003	5.549%	63,000,000
22. Benjamin S. Pua	May 8, 2003	5.549%	250,000
TOTAL TRANCHE II			P 525,000,000

JG SUMMIT HOLDINGS, INC.

Schedule of Registered Commercial Paper Issuances (Long-Term)

July 31, 2002

TRANCHE III

Name of LTCP Holder	SERIES B Maturity Date	Interest Rate	Amount
1. Citibank NA (Manila) Trust in behalf various accounts	June 6, 2003	5.819%	P 16,550,000
2. Board of Trustees of PERAA - D	June 6, 2003	5.819%	1,050,000
3. PCI Capital Corporation	June 6, 2003	5.819%	26,250,000
4. Phil. Commercial International Bank	June 6, 2003	5.819%	42,500,000
5. Equitable PCIBank Trust as Investment Mgr. of Pilipinas Shell Petroleum Corp. Non-contributing Retirement Gratuity Fund	June 6, 2003	5.819%	3,000,000
6. Equitable PCIBank Trust as Investment Mgr. of First Phil. Industrial Corp. Employees' Ret. Plan	June 6, 2003	5.819%	2,000,000
7. Equitable PCIBank Trust as Investment Mgr. of Consolidated Industrial Gases Inc. Employees' Retirement Plan	June 6, 2003	5.819%	5,000,000
8. BPI Trust	June 6, 2003	5.819%	10,500,000
9. United Coconut Planters Bank	June 6, 2003	5.819%	65,100,000
10. Phil. Commercial Capital, Inc.	June 6, 2003	5.819%	5,500,000
11. Citytrust Banking Corporation	June 6, 2003	5.819%	10,500,000
12. China Banking Corporation	June 6, 2003	5.819%	21,000,000
13. Equitable Banking Corporation	June 6, 2003	5.819%	42,000,000
14. FEB Investments, Inc.	June 6, 2003	5.819%	42,000,000
15. Global Business Bank	June 6, 2003	5.819%	9,000,000
16. AB Capital and Investment Corp.	June 6, 2003	5.819%	12,000,000
17. First Metro Investment Corporation	June 6, 2003	5.819%	42,000,000
18. All Asia Capital and Trust Corp.	June 6, 2003	5.819%	1,250,000
19. Land Bank of the Philippines	June 6, 2003	5.819%	41,000,000
20. CCBPI Retirement Plan	June 6, 2003	5.819%	6,300,000
21. Union Bank of the Philippines	June 6, 2003	5.819%	42,000,000
22. Penta Capital Investment Corp.	June 6, 2003	5.819%	5,250,000
23. Metropolitan Bank and Trust Co.	June 6, 2003	5.819%	63,000,000
24. Insular Life Assurance Co., Ltd.	June 6, 2003	5.819%	5,000,000
25. Yolanda M. Uy	June 6, 2003	5.819%	4,250,000
26. Gerardo H or Rosario or Gerardo Ozaeta Jr.	June 6, 2003	5.819%	1,000,000
TOTAL TRANCHE III			P 525,000,000
GRAND TOTAL			P 1,500,000,000

PSE Code HO-180

COVER SHEET

				1	8	4	0	4	4

S.E.C. Registration Number

J G S U M M I T H O L D I N G S , I N C .

(Company's Full Name)

4 3 / F R O B I N S O N S - E Q U I T A B L E
T O W E R , A D B A V E . C O R . P O V E D A S T
O R T I G A S C E N T E R , P A S I G C I T Y

(Business Address: No. Street City/Town /Province)

EMMANUEL C. ROJAS, JR. **Corporate Secretary**	**633-7631 to 40**
Contact Person	Company Telephone Number

1 2	3 1	1 7 - C	**Second Thursday of June**
Month	Day	FORM TYPE	Month Day
Fiscal Year			

(Subsidiary's Acquisition of Shares)

N/A

Secondary License Type, If Applicable

	N/A
Dept. Requiring this Doc.	Amended Articles Number/Section

Total Amount of Borrowings

	N/A	N/A
Total No. of Stockholders	Domestic	Foreign

To be accomplished by SEC Personnel concerned

File Number

LCU

Document I.D.

Cashier

STAMPS

Remarks : pls. use black ink for scanning purposes

2007 JUL -1 PM 4:53

PSE Code HO-180

SECURITIES AND EXCHANGE COMMISSION

SEC Form 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2 (c) THEREUNDER

1. **August 1, 2002**
   Date of Report (Date of earliest event reported)

2. SEC Identification No. **184044** 3. BIR TIN: **350-000-775-860**

4. **JG SUMMIT HOLDINGS, INC.**
   (Exact name of registrant as specified in its charter)

5. **Metro Manila, Philippines** 6. Industry Classification Code: _____
   (Province, country or other jurisdiction of incorporation)

7. **43rd Floor, Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St., Ortigas Center, Pasig City** **1600**
   (Address of principal office) (Postal Code)

8. **(632) 633-7631 to 40**
   Issuer's telephoner number, including area code

9. **NA**
   (Former name or former address, if changed since last report)

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares of Common Stock Outstanding
Common	**6,797,191,657**

11. Indicate the item numbers reported herein : **Item 9**

JG SUMMIT HOLDINGS, INC.

11. **Item 9 - Other Events**

Express Holdings, Inc., a wholly owned subsidiary of JG Summit Holdings, Inc., has acquired an additional 866,000 shares of Robinsons Land Corporation at P1.60 per share on July 29, 2002.

- o -

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JG Summit Holdings, Inc.
(Registrant)

August 1, 2002
(Date)

Emmanuel C. Rojas, Jr.
Corporate Secretary
(Signature and Title)

/mhd

FILE

PSE Code HO-180

COVER SHEET

1	8	4	0	4	4

S.E.C. Registration Number

J G S U M M I T H O L D I N G S , I N C .

(Company's Full Name)

4 3 / F R O B I N S O N S - E Q U I T A B L E
T O W E R , A D B A V E . C O R . P O V E D A S T
O R T I G A S C E N T E R , P A S I G C I T Y

(Business Address: No. Street City/Town /Province)

EMMANUEL C. ROJAS, JR. Corporate Secretary	633-7631 to 40
Contact Person	Company Telephone Number

1 2	3 1		Second Thursday of June
Month	Day	FORM TYPE	Month Day

Fiscal Year **(Reply to SEC Letter dated July 19, 2002 re comments on Definitive Information Statement)**

N/A

Secondary License Type, If Applicable

	N/A
Dept. Requiring this Doc.	Amended Articles Number/Section

Total Amount of Borrowings

	N/A	N/A
Total No. of Stockholders	Domestic	Foreign

To be accomplished by SEC Personnel concerned

File Number ____ LCU ____

Document I.D. ____ Cashier ____

STAMPS

Remarks : pls. use black ink for scanning purposes

JG SUMMIT
HOLDINGS, INC.

43rd FLOOR ROBINSONS PCIBANK TOWER ADB AVE., COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 • FAX NO.: 633-9387 OR 633-9207

August 2, 2002

SECURITIES AND EXCHANGE COMMISSION
SEC Building
EDSA, Greenhills
Mandaluyong City

Attention: Atty. Justina F. Callangan
Director
Corporation Finance Department

Gentlemen:

We write with reference to your letter dated July 19, 2002 addressed to our Chairman and CEO, Mr. James L. Go, informing us after the filing of the Definitive Information Statement of JG Summit Holdings, Inc. with the Commission on July 18, 2002 that a review of the Definitive Information Statement showed incomplete compliance with your Comment Letter dated May 31, 2002 and directing the company to file a duly accomplished Information Statement on SEC Form 17-IS prior to actual distribution of copies of said statement.

We wish to inform you that we received your letter only on July 30, 2002 which was after copies of the Notice and Definitive Information Statement were already distributed to stockholders of the company following the fifteen (15) business days requirement before a meeting is held.

However, allow us to mention that Item 1 re information on the nominees for directors is already incorporated in page 81 of the annual report. The partner's name, license and PTR number, and CPA number are stated in the SEC annual report Form 17-A already filed with the Commission. It is also our observation that the audited financial statements contained in the company annual reports of other companies, e.g. PLDT, SMC, do not contain the foregoing information required of the audit report for the company's financial statements.

In addition, the information called for by your letter of July 19, 2002 on Market Information, Other Proposed Action and Interim Financial Information were not mentioned in the SEC's Comment Letter on the Preliminary Information Statement dated May 31, 2002 which we even discussed with your staff, Ms. Glecy Antonio, for clarification and assistance on June 5, 2002. We were therefore not aware of such comments. However, the amended quarterly report (SEC Form 17-Q) ending March 31, 2002 is already filed with the Commission. We appreciate very much your letters of comments and the clarification of your staff as it is our sincere desire to comply with your stated comments and the rules of the Commission as best possible.

JG SUMMIT
HOLDINGS, INC.

43rd FLOOR ROBINSONS PCIBANK TOWER ADB AVE., COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 • FAX NO.: 633-9387 OR 633-9207

In view of the foregoing, we would like to seek a waiver of your requirements for this year's Definitive Information Statement and wish to assure you that we will take your comments on the Definitive Information Statement into account in next year's filing of the Preliminary Information Statement.

Thank you very much for your kind assistance and consideration.

Very truly yours,

JG Summit Holdings, Inc.

Emmanuel C. Rojas, Jr.
Corporate Secretary

/mhd/8/2/02

FILE

PSE Code HO-180

To : PHILIPPINE STOCK EXCHANGE, INC.
Attention: Disclosure Department
4/F PSE Centre, Exchange Road
Ortigas Center, Pasig City
Fax no. 636-0809

2002 AUG 15 AM 11:45

COVER SHEET

1 8 4 0 4 4

S.E.C. Registration Number

J G S U M M I T H O L D I N G S , I N C .

(Company's Full Name)

4 3 / F R O B I N S O N S - E Q U I T A B L E
T O W E R , A D B A V E . C O R . P O V E D A S T
O R T I G A S C E N T E R , P A S I G C I T Y

(Business Address: No. Street City/Town /Province)

Contact Person	Company Telephone Number
EMMANUEL C. ROJAS, JR. **Corporate Secretary**	**633-7631 to 40**

Month	Day	FORM TYPE	Month Day
1 2	3 1	1 7 - C	**Second Thursday of June**

Fiscal Year

(Election of Directors)

N/A

Secondary License Type, If Applicable

Dept. Requiring this Doc.

N/A

Amended Articles Number/Section

Total Amount of Borrowings

Total No. of Stockholders	Domestic	Foreign
	N/A	N/A

To be accomplished by SEC Personnel concerned

File Number

LCU

Document I.D.

Cashier

STAMPS

Remarks : pls. use black ink for scanning purposes

PSE Code HO-180

SECURITIES AND EXCHANGE COMMISSION

SEC Form 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2 (c) THEREUNDER

1. **August 14, 2002**
   Date of Report (Date of earliest event reported)

2. SEC Identification No. **184044** 3. BIR TIN: **350-000-775-860**

4. **JG SUMMIT HOLDINGS, INC.**
   (Exact name of registrant as specified in its charter)

5. **Metro Manila, Philippines** 6. Industry Classification Code: _____
   (Province, country or other jurisdiction of incorporation)

7. **43rd Floor, Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St., Ortigas Center, Pasig City** **1600**
   (Address of principal office) (Postal Code)

8. **(632) 633-7631 to 40**
   Issuer's telephoner number, including area code

9. **NA**
   (Former name or former address, if changed since last report)

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares of Common Stock Outstanding
Common	**6,797,191,657**

11. Indicate the item numbers reported herein : **Item 4**

JG SUMMIT HOLDINGS, INC.

11. **Item 4 - Resignation, Removal or Election of Registrant's Directors or Officers**

The following incumbent members of the Board of Directors of JG Summit Holdings, Inc. (the "Company") were re-elected at the Annual Stockholders' Meeting held on August 14, 2002:

1. **John Gokongwei, Jr.**
2. **James L. Go**
3. **Johnson Robert L. Go, Sr.**
4. **Lance Y. Gokongwei**
5. **Lily Ngochua**
6. **Patrick Henry C. Go**
7. **Ignacio Gotao**
8. **Gabriel C. Singson**
9. **Wilfrido C. Tecson**
10. **Ricardo J. Romulo**
11. **Cornelio T. Peralta**

Messrs. Wilfrido C. Tecson and Cornelio T. Peralta are the Independent Directors of the Company.

- o -

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JG Summit Holdings, Inc.
(Registrant)

Emmanuel C. Rojas, Jr.
Corporate Secretary
(Signature and Title)

August 14, 2002
(Date)

/dct/

PSE Code HO-180

To : PHILIPPINE STOCK EXCHANGE, INC.
Attention: Disclosure Department
4/F PSE Centre, Exchange Road
Ortigas Center, Pasig City
Fax no. 636-0809

COVER SHEET

				1	8	4	0	4	4

S.E.C. Registration Number

2002 AUG 15 AM 11:46

JG SUMMIT HOLDINGS, INC.

(Company's Full Name)

43/F ROBINSONS-EQUITABLE
TOWER, ADB AVE. COR. POVEDA ST
ORTIGAS CENTER, PASIG CITY

(Business Address: No. Street City/Town /Province)

EMMANUEL C. ROJAS, JR. Corporate Secretary	633-7631 to 40
Contact Person	Company Telephone Number

1 2	3 1	17-C	Second Thursday of June
Month	Day	FORM TYPE	Month Day

Fiscal Year

(Election of Officers, Members of Executive Committee and Members of Advisory Board)

N/A

Secondary License Type, If Applicable

	N/A
Dept. Requiring this Doc.	Amended Articles Number/Section

Total Amount of Borrowings

	N/A	N/A
Total No. of Stockholders	Domestic	Foreign

To be accomplished by SEC Personnel concerned

File Number

LCU

Document I.D.

Cashier

STAMPS

Remarks : pls. use black ink for scanning purposes

PSE Code HO-180

SECURITIES AND EXCHANGE COMMISSION

SEC Form 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2 (c) THEREUNDER

1. **August 14, 2002**
   Date of Report (Date of earliest event reported)

2. SEC Identification No. **184044** 3. BIR TIN: **350-000-775-860**

4. **JG SUMMIT HOLDINGS, INC.**
   (Exact name of registrant as specified in its charter)

5. **Metro Manila, Philippines** 6. Industry Classification Code: _____
   (Province, country or other jurisdiction of incorporation)

7. **43rd Floor, Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St., Ortigas Center, Pasig City** **1600**
   (Address of principal office) (Postal Code)

8. **(632) 633-7631 to 40**
   Issuer's telephoner number, including area code

9. **NA**
   (Former name or former address, if changed since last report)

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares of Common Stock Outstanding
Common	**6,797,191,657**

11. Indicate the item numbers reported herein : **Item 4**

11. **Item 4 - Resignation, Removal or Election of Registrant's Directors or Officers**

The following were elected officers of JG Summit Holdings, Inc. (the "Company") at the Organizational Meeting of the Board of Directors held on August 14, 2002:

1.	**John Gokongwei, Jr.**	**Chairman Emeritus**
2.	**James L. Go**	**Chairman and Chief Executive Officer**
3.	**Johnson Robert L. Go, Sr.**	**Vice Chairman**
4.	**Lance Y. Gokongwei**	**President and Chief Operating Officer**
5.	**Ignacio Gotao**	**Senior Vice President**
6.	**Eugenie ML. Villena**	**Senior Vice President and Chief Financial Officer - Treasurer**
7.	**Constante T. Santos**	**Senior Vice President - Comptroller**
8.	**Emmanuel C. Rojas, Jr.**	**Corporate Secretary**
9.	**Rosalinda F. Rivera**	**Assistant Corporate Secretary**

The following were elected members of the Executive Committee of the Board of Directors of the Company at the Organizational Meeting of the Board of Directors held on August 14, 2002:

1. **John Gokongwei, Jr.**
2. **James L. Go**
3. **Johnson Robert L. Go, Sr.**
4. **Lance Y. Gokongwei**

The following were elected members of the Advisory Board of the Company at the Organizational Meeting of the Board of Directors held on August 14, 2002:

1. **Octavio V. Espiritu**
2. **Oscar S. Reyes**
3. **Aloysius B. Colayco**
4. **Washington Sycip.**

- o -

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JG Summit Holdings, Inc.
(Registrant)

August 14, 2002
(Date)

Emmanuel C. Rojas, Jr.
Corporate Secretary
(Signature and Title)

/dct/

FILE

727-2990

PSE Code HO-180

COVER SHEET

2002 AUG 15 AM 11:45

				1	8	4	0	4	4

S.E.C. Registration Number

J G S U M M I T H O L D I N G S , I N C .

(Company's Full Name)

4 3 / F R O B I N S O N S - E Q U I T A B L E

T O W E R , A D B A V E . C O R . P O V E D A S T

O R T I G A S C E N T E R , P A S I G C I T Y

(Business Address: No. Street City/Town /Province)

EMMANUEL C. ROJAS, JR. **Corporate Secretary**	**633-7631 to 40**
Contact Person	Company Telephone Number

1 2	3 1	1 7 - C	**Second Thursday of June**
Month	Day	FORM TYPE	Month Day

Fiscal Year

(Press Release)

N/A

Secondary License Type, If Applicable

	N/A
Dept. Requiring this Doc.	Amended Articles Number/Section

Total Amount of Borrowings

	N/A	N/A
Total No. of Stockholders	Domestic	Foreign

To be accomplished by SEC Personnel concerned

File Number	LCU
Document I.D.	Cashier

STAMPS

Remarks : pls. use black ink for scanning purposes

PSE Code HO-180

SECURITIES AND EXCHANGE COMMISSION

SEC Form 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2 (c) THEREUNDER

1. **August 14, 2002**
   Date of Report (Date of earliest event reported)

2. SEC Identification No. **184044** 3. BIR TIN: **350-000-775-860**

4. **JG SUMMIT HOLDINGS, INC.**
   (Exact name of registrant as specified in its charter)

5. **Metro Manila, Philippines** 6. Industry Classification Code: _____
   (Province, country or other jurisdiction of incorporation)

7. **43rd Floor, Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St., Ortigas Center, Pasig City** **1600**
   (Address of principal office) (Postal Code)

8. **(632) 633-7631 to 40**
   Issuer's telephoner number, including area code

9. **NA**
   (Former name or former address, if changed since last report)

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares of Common Stock Outstanding
Common	**6,797,191,657**

11. Indicate the item numbers reported herein : **Item 9**

JG SUMMIT HOLDINGS, INC.

11. **Item 9 - Other Events**

Please see attached Press Release.

- o -

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JG Summit Holdings, Inc.
(Registrant)

August 14, 2002
(Date)

Emmanuel C. Rojas, Jr.
Corporate Secretary
(Signature and Title)

/cgd

NEWS RELEASE
JG Summit Holding, Inc.
Investor Relations Contact:
B.J. Sebastian
Tel: 635-4135
Fax: 633-9208

JG Summit Posts Record Revenue and Earnings Performance

Manila. August 14, 2002. JG Summit Holdings Inc. (PSE: JGS), one of the leading diversified business conglomerates in the country, reported today its revenue and earnings performance for the first six months of the year.

Consolidated revenues amounted to PhP 23.4 billion for the semester, up 21 % year-on-year from PhP 19.3 billion in the same period last year.

Consolidated net income (excluding a non-recurring loss on the sale of its 20% stake in Toledo Power Corp. and other equity securities) amounted to PhP 1.51 billion for the first six months, up 1.6 % year-on-year from PhP 1.49 million in the same period last year. Including the non-recurring loss, net income for the period is PhP 1.31 billion.

President and Chief Operating Officer, Lance Y. Gokongwei said, "We are pleased to report that the company posted relatively good operating results in the midst of a very difficult business environment, and we attribute this to the growth of our international and domestic branded food business, our strong competitive position in the fixed line telecoms market, and the resilient growth of our malls despite sluggish consumer spending."

Snack food giant Universal Robina Corporation (URC) reported six month revenues of PhP 10.3 billion, up 11.8 from last year's net sales, boosted by the steady growth of its international branded food business, and the success of its aggressive marketing initiatives in the local market. URC's net income for the period amounted to PhP 719 million.

Property arm Robinsons Land Corporation (RLC) posted revenues of PhP 1.67 billion for the first semester, down slightly from PhP 1.72 billion recorded in the same period last year. A 43.4% increase in the revenue of its Malls Division, mitigated the impact of the slower revenue performance of its High-Rise, Hotels and Housing businesses. RLC's net income for the first half amounted to PhP 451 million.

Telecoms subsidiary Digital Telecommunications Philippines Inc. (Digitel), reported consolidated operating revenues of PhP 2.98 billion, down slightly by 2.6% from PhP 3.06 billion posted in the first half of last year, as a result of lower domestic inbound traffic. Greater operating efficiencies and an increase in international inpayment revenues, however, enabled Digitel to post PhP 65.7 million in net income, a substantial

increase from only PhP 2.9 million posted last year. This, despite an increase in interest payments arising out of its aggressive investments in its GSM business.

Air Transport subsidiary Cebu Pacific posted an impressive 25% increase in revenues from PhP 1.89 billion last year, to PhP 2.37 billion in the first semester of this year. It also reported a net income of PhP 326 million, up by 35% from PhP 241.9 million in the same period last year. Higher passenger yields and increased load factors were behind this impressive performance.

The Group's textile and petrochem businesses however succumbed to a combination of slow demand, reduced margins and increasing utility costs, which resulted in losses for the first half of the year.

"We believe that our strategy of focusing on large and growing markets where we have a sustainable competitive advantage, coupled with cost effective operations and continuous product innovation, is helping us through these trying times. We are confident that if we continue executing on this strategy, we should be able to carve out for ourselves more meaningfiul strategic positions in the various industries where we are engaged in, both here in the local market, and in the growing East Asian region."

FILE

PSE Code HO-180

COVER SHEET

1	8	4	0	4	4

S.E.C. Registration Number

JG SUMMIT HOLDINGS, INC.

(Company's Full Name)

43/F ROBINSONS-EQUITABLE TOWER, ADB AVE. COR. POVEDA ST ORTIGAS CENTER, PASIG CITY

(Business Address: No. Street City/Town /Province)

EMMANUEL C. ROJAS, JR.
Corporate Secretary

Contact Person

633-7631 to 40

Company Telephone Number

1 2	3 1	17-C	Second Thursday of June
Month	Day	FORM TYPE	Month Day

Fiscal Year

(Reply to PSE Letter dated August 13, 2002 requesting for chronology of events and names of people privy to First Pacific transaction)

N/A

Secondary License Type, If Applicable

Dept. Requiring this Doc.

N/A

Amended Articles Number/Section

Total Amount of Borrowings

	N/A	N/A
Total No. of Stockholders	Domestic	Foreign

To be accomplished by SEC Personnel concerned

File Number

LCU

Document I.D.

Cashier

STAMPS

Remarks : pls. use black ink for scanning purposes

PSE Code HO-180

SECURITIES AND EXCHANGE COMMISSION

SEC Form 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2 (c) THEREUNDER

1. **August 16, 2002**
   Date of Report (Date of earliest event reported)

2. SEC Identification No. **184044**   3. BIR TIN: **350-000-775-860**

4. **JG SUMMIT HOLDINGS, INC.**
   (Exact name of registrant as specified in its charter)

5. **Metro Manila, Philippines**   6. Industry Classification Code: _____
   (Province, country or other jurisdiction of incorporation)

7. **43rd Floor, Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St., Ortigas Center, Pasig City**   **1600**
   (Address of principal office)   (Postal Code)

8. **(632) 633-7631 to 40**
   Issuer's telephoner number, including area code

9. **NA**
   (Former name or former address, if changed since last report)

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares of Common Stock Outstanding
Common	**6,797,191,657**

11. Indicate the item numbers reported herein : **Item 9**

JG SUMMIT HOLDINGS, INC.

11. **Item 9 - Other Events**

Please see attached letter of JG Summit Holdings, Inc. to the Philippine Stock Exchange (PSE) dated August 16, 2002 in reply to the PSE letter dated August 13, 2002 requesting for a chronology of events and names of people privy to the events connected with the agreement executed between First Pacific Company Limited and the Gokongwei Group.

- 0 -

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JG Summit Holdings, Inc.
(Registrant)

Emmanuel C. Rojas, Jr.
Corporate Secretary
(Signature and Title)

August 16, 2002
(Date)

/mhd

JG SUMMIT
HOLDINGS, INC.

43rd FLOOR ROBINSONS PCIBANK TOWER ADB AVE., COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 • FAX NO.: 633-9387 OR 633-9207

PSE Code HO-180

August 16, 2002

PHILIPPINE STOCK EXCHANGE, INC.
Philippine Stock Exchange Centre
Exchange Road, Ortigas Center
Pasig City, Metro Manila

Attention: Mr. Manuel L. Lopez
Head, Compliance and Surveillance Group
Fax No. 634-5113; 634-5920

Gentlemen:

We reply to your letter of August 13, 2002 which we received in the afternoon of August 14, 2002 requesting JG Summit Holdings, Inc. to furnish you with the chronology of events and identities of people privy to the events in connection with the agreement between First Pacific Company Limited of Hong Kong and the Gokongwei Group. The information is requested relative to the review by the Philippine Stock Exchange Compliance and Surveillance Group of the trading activity of shares of JG Summit Holdings, Inc. for the period of January to August 13, 2002. In addition, you would like us to include information on changes in beneficial ownership of JGS shares for the said period.

We regret to inform you that we are unable to provide you with a chronology of events of the transactions between the Gokongwei Group and First Pacific Company Limited as JG Summit Holdings, Inc. is not a party to nor is it privy to such transactions. Please see attached disclosure of JG Summit Holdings, Inc. to the PSE dated June 21, 2002 stating that it was the Gokongwei Group and not JG Summit Holdings, Inc. that was party to the transaction as supported by the letter of Mr. Ronald A. Brown, Executive Director, General Counsel and Company Secretary of First Pacific Company Limited, and a resolution of the Board of Directors of JG Summit Holdings, Inc. in its meeting of July 24, 2002 as disclosed to the PSE stating that JG Summit Holdings, Inc. will not participate in the transaction at this time.

In compliance with your request, we are currently verifying and preparing the reports on changes, if any, in beneficial ownership of JGS shares during the period of January 1, 2002 to August 13, 2002 insofar as holders of 5% of JGS shares, directors and officers are concerned. We will be unable to submit the results of such verification by today, August 16, 2002, but will provide you with such results as soon as they become available.

We trust that the foregoing sufficiently meets your requirements. Thank you.

Very truly yours,

JG Summit Holdings, Inc.

Emmanuel C. Rojas, Jr.
Corporate Secretary

Encl: a/s

/mhd/8/16/02

FAX TRANSMISSION No. of pages including cover: 3

Date	:	June 21, 2002		
TO	:	Philippine Stock Exchange, Inc.	FROM:	JG SUMMIT HOLDINGS, INC.
Attention	:	Mr. Edralin R. Santiago Specialist, Disclosure Department Listings and Disclosure Group		Lance Y. Gokongwei President and Chief Operating Officer
Address	:	4/F PSE Center Exchange Road Ortigas Center Pasig City		43/F Robinsons-Equitable Tower ADB Ave. cor. P. Poveda St. Pasig City, Metro Manila Philippines
Fax No.	:	636-0809	Fax No. :	(632) 633-9387; (632) 633-9207
Tel. No.	:	636-0122 to 41 loc. 706/536/812	Tel. No. :	(632) 633-7631; (632) 637-1670

MESSAGE

Dear Mr. Santiago.

Re: **"Request for Explanation"**

This is in response to your request for further clarification on the statements made by First Pacific Company Limited in its Schedule 13D filing with the United States Securities and Exchange Commission which identified JG Summit Holdings, Inc. as a party to the Gokongwei Group who entered into a legally binding agreement to form a joint venture arrangement with First Pacific Company Limited. In addition, you requested us to submit "tangible evidence that will clear or prove its position that JG Summit Holdings, Inc. is still not a party to the "legally binding" agreement.

In our reply to you dated 19 June 2002 wherein we quoted the statement of Mr. John Gokongwei, Jr. on behalf of the Gokongwei Group, we had reiterated that it was the Gokongwei Group and not JG Summit Holdings, Inc. that was party to the proposed joint venture with First Pacific Company Limited to acquire certain equity interests in the Philippine Long Distance Telephone Company and Bonifacio Land Company.

Although Item 4 of First Pacific's Schedule 13D states that First Pacific entered into a legally-binding memorandum of agreement with the Gokongwei Family and JG Summit Holdings, Inc., the disclosure should be read together with Exhibit 32, (particularly page 6 of Exhibit 32), of the same Schedule 13D which identifies the Gokongwei Group as "a Manila based group whose holding company JG Summit Holdings, Inc. has substantial business interests in real estate and hotels, petrochemicals, branded consumer foods, agro-industrial, commodity food products, airline and telecommunications." Clearly, the reference to JG Summit Holdings, Inc. was for purposes of describing the Gokongwei Group and not to create, expressly or impliedly, any

contractual relationship between JG Summit Holdings, Inc. and First Pacific. You will kindly note that said Exhibit 32, which is First Pacific's disclosure to the Hong Kong Stock Exchange and public announcement, consistently identified the contracting party as the Gokongwei Group.

In support of our statements, we attach herewith a letter dated 19 June 2002 from Mr. Ronald A. Brown, Executive Director, General Counsel and Company Secretary of First Pacific Company Limited to Mr. John Gokongwei, Jr. affirming that "any reference to JG Summit in said Schedule 13D is merely descriptive of the various members of the Gokongwei Group" and further that, "There was never any intention that JG Summit Holdings, Inc., itself would be a contracting party to the proposed joint venture."

We trust that the foregoing clarification finally puts to rest all speculations on the identity of the contracting parties to the memorandum of agreement covering the abovementioned transaction.

Thank you very much for your kind attention.

Very truly yours,

Lance Y. Gokongwei
President and Chief Operating Officer

Encl: Letter dated 19 June 2002 to Mr. John Gokongwei, Jr. from Mr. Ronald A. Brown, Executive Director, General Counsel and Corporate Secretary of First Pacific Company Limited.

/mhd6/21/02

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

第一太平

19 June 2002

Mr. John L. Gokongwei, Jr.
c/o Atty. Perry L. Pe
30th Floor Citibank Tower
8741 Paseo de Roxas Avenue
Makati City, Philippines

Dear Mr. Gokongwei,

We write to clarify First Pacific Company Limited's Schedule 13D filed with the US Securities and Exchange Commission stating that First Pacific entered into a legally binding memorandum of agreement with the Gokongwei family and JG Summit Holdings, Inc. (the "Gokongwei Group") for the establishment of a joint venture in relation to First Pacific's common shares in Philippine Long Distance Telephone Company and Bonifacio Land Corporation.

Please note that any reference to JG Summit in said Schedule 13D is merely descriptive of the various members of the Gokongwei Group. This is consistent with our Hong Kong Stock Exchange approved public announcement dated June 5, 2002, that referred to the "Gokongwei Group" as "the Gokongwei family and their related companies and other business entities including, without limiting the generality of the foregoing, JG Summit Holdings, Inc.".

This description simply reflected our internal understanding that the Gokongwei Group is a Manila-based group whose holding company is JG Summit Holdings, Inc., which has substantial business interests in real estate and hotels, petrochemicals, branded consumer foods, agro-industrial commodity food products, airline and telecommunications. There never was any intention that JG Summit Holdings, Inc., itself would be a contracting party to the proposed joint venture.

Thank you very much.

Very truly yours,

Ronald A. Brown
Executive Director, General Counsel
and Company Secretary

OSCAR L. GOMEZ
2002 JUL 25 PM 2: 49

PSE Code HO-180

COVER SHEET

1 8 4 0 4 4

S.E.C. Registration Number

J G S U M M I T H O L D I N G S , I N C .

(Company's Full Name)

4 3 / F R O B I N S O N S - E Q U I T A B L E
T O W E R , A D B A V E . C O R . P O V E D A S T
O R T I G A S C E N T E R , P A S I G C I T Y

(Business Address: No. Street City/Town /Province)

EMMANUEL C. ROJAS, JR.
Contact Person

633-7631 to 40
Company Telephone Number

1 2	3 1	1 7 - C	Second Thursday of June
Month	Day	FORM TYPE	Month Day

Fiscal Year **(Resolutions approved by the Board on July 24, 2002 re First Pacific Company Limited)**

N/A
Secondary License Type, If Applicable

Dept. Requiring this Doc.

N/A
Amended Articles Number/Section

Total Amount of Borrowings

Total No. of Stockholders	Domestic	Foreign
	N/A	N/A

To be accomplished by SEC Personnel concerned

File Number

LCU

Document I.D.

Cashier

STAMPS

Remarks : pls. use black ink for scanning purposes

PHILIPPINE STOCK EXCHANGE RECEIVED BY

OSCAR L. GOMEZ

2002 JUL 25 PM 2:49

PSE Code HO-180

2002 JUL 25 AM 10 52

SECURITIES AND EXCHANGE COMMISSION

SEC Form 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2 (c) THEREUNDER

1. **July 24, 2002**
   Date of Report (Date of earliest event reported)

2. SEC Identification No. **184044** 3. BIR TIN: **350-000-775-860**

4. **JG SUMMIT HOLDINGS, INC.**
   (Exact name of registrant as specified in its charter)

5. **Metro Manila, Philippines** 6. Industry Classification Code: _____
   (Province, country or other jurisdiction of incorporation)

7. **43rd Floor, Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St., Ortigas Center, Pasig City** **1600**
   (Address of principal office) (Postal Code)

8. **(632) 633-7631 to 40**
   Issuer's telephoner number, including area code

9. **NA**
   (Former name or former address, if changed since last report)

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares of Common Stock Outstanding
Common	**6,797,191,657**

11. Indicate the item numbers reported herein : **Item 9**

JG SUMMIT HOLDINGS, INC.

11. Item 9 - Other Events

The Board of Directors of JG Summit Holdings, Inc. in its meeting held on July 24, 2002 approved the following resolutions:

> "RESOLVED, That after a discussion of the considerations of participating in the proposed joint venture that will acquire certain interests in Philippine Long Distance Telephone Co. and in Bonifacio Land Corporation as set forth in the Memorandum of Agreement (MOA) between the Gokongwei Group and First Pacific Company Limited dated June 4, 2002 (the "Transaction") and in view of the unresolved pending issues arising out of the MOA, the Board of Directors of JG SUMMIT HOLDINGS, INC. (the "Corporation") hereby affirms that the Corporation will not participate in the Transaction at this time;
>
> RESOLVED, FURTHER, That management is hereby instructed to continue evaluating the merits of participating in the Transaction and to keep the Board of Directors updated on its findings."

- 0 -

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JG Summit Holdings, Inc.
(Registrant)

Emmanuel C. Rojas, Jr.
Corporate Secretary
(Signature and Title)

July 24, 2002
(Date)

/mhd